WOODSIDE

RECEIVED
2004 MAY -4 P 12: 10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

21 April 2004

04024861

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Report for the Quarter Ended 31 March 2004, lodged with the Australian Stock Exchange on 21 April 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

PROCESSED
MAY 05 2004
THOMSON
FINANCIAL

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dw 5/5

82-2280

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

REPORT FOR THE QUARTER ENDED 31 MARCH 2004

PRODUCTION SUMMARY

The company's share of production and sales for the quarter ended 31 March 2004 was as follows:

		Qtr.1# 2004	Qtr.1# 2003
DOMESTIC GAS	Deliveries (av.tj/day)	292	301
LIQUEFIED NATURAL GAS (LNG)	Production (Tonnes)	317,612	328,394
	Sales Delivered (Tonnes)	324,658	326,392
	Cargoes Delivered	34	35
NWS CONDENSATE	Production (Barrels)	2,297,167	2,658,518
	Sales (Barrels)	2,686,680	2,600,751
COSSACK OIL	Production (Barrels)	1,519,222	1,679,453
	Sales (Barrels)	1,903,013	1,925,103
NWS LIQUEFIED PETROLEUM GAS (LPG)	Production (Tonnes)	29,585	32,669
	Sales (Tonnes)	44,513	39,701
LAMINARIA OIL	Production (Barrels)	1,666,259	2,454,509
	Sales (Barrels)	1,979,281	2,404,938
LEGENDRE OIL	Production (Barrels)	835,694	1,142,906
	Sales (Barrels)	768,623	1,161,279
OHANET CONDENSATE	Production (Barrels)	236,003	Nil
	Sales (Barrels)	236,003	Nil
OHANET LIQUEFIED PETROLEUM GAS (LPG)	Production (Tonnes)	17,402	Nil
	Sales (Tonnes)	17,402	Nil
TOTAL	**Production (boe)#**	**14,120,364**	**15,546,204**
	Sales (boe)#	**15,329,023**	**15,661,806**

Note: # *Conversion Factors changed: Refer to last page*
boe = barrels of oil equivalent

REVIEW OF PRODUCTION FOR THE QUARTER

North West Shelf

- Domestic Gas: production was below expectation at 585 TJ per day (Woodside share 292 TJ per day) due to lower than forecast market demand.
- LNG: production was above expectation at 20,941 tonnes per day (Woodside share 3,490 tonnes per day) due to increased production from activity rescheduling and continuing high demand.
- Condensate: production was above expectation at 101,871 bbl per day (Woodside share 25,244 bbl per day) due to high system availability.
- LPG: production was slightly above expectation at 1,951 tonnes per day (Woodside share 325 tonnes per day).
- Cossack Pioneer Oil: production was above expectation at 100,169 bbl per day (Woodside share 16,695 bbl per day) due to better than forecast reservoir performance and high system availability.

Laminaria and Corallina

- Production was below expectation at 37,510 bbl per day (Woodside share 18,311 bbl per day) due to a *lower than expected result from the Corallina-2 side track workover.*
- Production remains in natural decline and at the end of the quarter was averaging 35,957 bbl per day (Woodside share 17,510 bbl per day).

Legendre

- Production was below expectation at 19,990 bbl per day (Woodside share 9,183 bbl per day), predominantly as a result of unscheduled repairs being made to a facility gas lift compression unit and Tropical Cyclone Monty forcing the shut-in of field production from 28 February to 5 March 2004.
- Production remains in natural decline and at the end of the quarter was averaging 23,900 bbl per day (Woodside share 10,980 bbl per day).

Ohanet

- Ohanet is a non operated joint venture, therefore, values are quoted as Woodside share only. The joint venture's returns are based on product price and volume, limited to a maximum revenue entitlement.
- The Ohanet joint venture received maximum revenue entitlement during this quarter.
- Condensate production was 2,593 bbl per day while LPG production was 191 tonnes per day.

EXPLORATION DRILLING PROGRAMME

Exploration or appraisal wells drilled during the quarter were as follows:

Name	Location	Permit / Licence Area	Woodside's Interest (%)	Remarks
Midway-1	United States	BA-A039	37.5%	Gas Discovery requiring testing.
Ajax-1	Australia	WA-1-P	0.0%	Woodside elected not to participate in the well. Non-commercial oil discovery.
Bounty 2/3	Australia	WA-191-P	8.2%	Oil discovery, commerciality to be determined.
Neptune 6/7	United States	AT618	20.0%	Successful oil appraisal.

Planned second quarter 2004 exploration wells:

Name	Location	Permit / Licence Area	Woodside's Interest (%)	Status
RERC-1	Algeria	401D	35.0%	Target oil
RERW-1	Algeria	401D	35.0%	Target oil
Eskdale-2	Australia	WA-255-P	50%	Target oil
Stybarrow-3	Australia	WA-255-P	50%	Oil appraisal
Indian-1	Australia	WA-271-P	60%	Target oil
Knott-1	Australia	WA-255-P	50%	Target oil

EXPLORATION INVESTMENTS / DIVESTMENTS

Equity acquired/disposed during the quarter (some Permits may be subject to government and regulatory approval):

Location	Permit No. or Description	Woodside's Interest (%) Increase or (Decrease)	Current Interest %	Remarks
Australia[1]	WA-28-L	100.0%	100.0%	Enfield production license awarded
Australia	WA-350-P	100.0%	100.0%	Gazettal Award
Australia	WA-296-P	1.7%	16.0%	Farm-in
	WA-294-P	2.0%	16.0%	

Location	Permit No. or Description	Woodside's Interest (%) Increase or (Decrease)	Current Interest %	Remarks
Australia	EPP 28 EPP 29 EPP30 EPP31	30.0%	70.0%	Equity purchase
Australia	WA-205-P	3.6%	8.6%	Transfer of Equity
Mauritania[2]	PSC Area A PSC Area B	18.846%	53.846%	Equity purchase
USA	G25984 / VR218 G26275 / MC858 G26338 / GC843	50.0% 45.0% 50.0%	50.0% 45.0% 50.0%	Purchased at Lease Sale
USA	G23404 / KC286 G19541 / KC287	10.56% (5.69%)	10.56% 10.56%	Lease exchange
USA	G17598 / KC301 G17599 / KC302	66.67%	100.0%	Transfer of Equity
USA	G17467 / GB935 G17468 / GB936 G17469 / GB937 G17477 / GB979	7.5%	20.0%	Transfer of Equity
Australia	WA-280-P	(35.0%)	0.0%	Transfer of equity
Australia[1]	VIC/RL 6 VIC/RL 9 VIC/RL 10	(100.0%)	0.0%	Equity sold

1 The WA-271-P and VIC/RL2 divestments will be included in future reports when outstanding conditions have been completed.

2 On 13 January 2004 Woodside concluded the acquisition of Agip Mauritania B.V. from ENI Exploration B.V., holder of a 35% interest in Mauritanian PSC Areas A and B. After pro-rata allocation to other joint venturers on 30 January 2004, Woodside's interest in the two PSC Areas is 53.846%.

FINANCE

Woodside's revenue and expenditure for the quarter were as follows:

	Qtr.1 2004	Qtr.1 2003
Sales Revenue ($M)		
NWS - Domgas & LNG	160.1	182.6
- Condensate	115.5	133.4
- Cossack Oil	87.8	102.7
- Liquified Petroleum Gas	15.6	22.5
Laminaria Oil	86.6	111.6
Legendre Oil	33.7	57.1
Ohanet - Condensate	8.0	-
- Liquified Petroleum Gas	13.0	-
LNG Ship Charter Revenue	8.5	11.0
Total	528.8	620.9

	Qtr.1 2004	Qtr.1 2003
Exploration and Evaluation Expenditure($M)		
Exploration		
Expense	39.8	89.6
Capitalised	-5.8[1]	37.3
Evaluation		
Expense	-	-
Capitalised	21.6	16.6
Total	55.6	143.5
Capital Expenditure		
Oil & Gas Properties	84.1	54.7
Other Property, Plant & Equipment	4.0	15.9
Total	88.1	70.6

[1] Exploration Capitalised represents expenditure on successful wells and permit acquisition costs during the period and is net of amortisation of exploration permit acquisition costs and net of pending well costs reclassified to expense upon finalisation of well results. In line with this, Q1 2004 is negative due to amortisation of permit acquisition costs and re-classification of pending costs outweighing capitalised costs incurred during the quarter.

CONVERSION FACTORS CHANGED FOR OIL AND CONDENSATE

To align with generally accepted industry practice, Woodside now reports condensate and oil on a volumetric basis (1 boe = 1 barrel) instead of a calorific (heating) basis.

The 2003 boe comparatives have been recalculated using the revised method.

Conversion Factors*	Factor		Qtr.1 2004	Revised Qtr.1 2003	Previously reported Qtr.1 2003
Domestic Gas	1tj	=	163.6 boe	163.6 boe	163.6 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.9055 boe	8.8723 boe	8.8723 boe
NWS Condensate	1 bbl	=	1.000 boe	1.000 boe	0.9001 boe
Cossack Oil	1 bbl	=	1.000 boe	1.000 boe	0.9750 boe
NWS Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe	8.1577 boe	8.1577 boe
Laminaria Oil	1 bbl	=	1.000 boe	1.000 boe	0.9750 boe
Legendre Oil	1 bbl	=	1.000 boe	1.000 boe	0.9750 boe
Ohanet condensate	1 bbl	=	1.000 boe	N/A	N/A
Ohanet Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe	N/A	N/A

* minor changes to some conversion factors can occur over time due to gradual changes in the process stream.

KAREN LANGE
COMPANY SECRETARY

FOR INVESTMENT INQUIRIES
Woodside Petroleum Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: 0439 691 592